UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-3552

SCOPE INDUSTRIES
(Exact name of Registrant as specified in its charter)

233 Wilshire Boulevard, Suite 310, Santa Monica, California	90401-1206

(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (310) 458-1574

Common Stock

(Title of each class of securities covered by this Form)

     Please place an X in the box (es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	[x]	Rule 12h-3(b) (1) (i)	[x]
Rule 12g-4(a) (1) (ii)	[ ]	Rule 12h-3(b) (1) (ii)	[ ]
Rule 12g-4(a) (2) (i)	[ ]	Rule 12h-3(b) (2) (i)	[ ]
Rule 12g-4(a) (2) (ii)	[ ]	Rule 12h-3(b) (2) (ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 68

Pursuant to the requirements of the Securities Exchange Act of 1934 Scope Industries has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 25, 2004	By:	/S/ ERIC M. IWAFUCHI

Eric M. Iwafuchi, Vice President